FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 6, 2020

1.         DATE, TIME AND PLACE: on February 6, 2020, at 12:30 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.         CALL TO ORDER AND ATTENDANCE: The call waived by the agreement of all members. All the members of the Company's Board of Directors were present, namely, Mr. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Franck-Philippe Georgin, Hervé Daudin, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho and Philippe Alarcon.

4.         AGENDA: Analysis and deliberation on the amended versions of the Company's policies, regulations and documents approved by the Board of Directors on November 28, 2019.

5.         RESOLUTIONS: As the meeting started Messrs. Franck-Philippe Georgin, Hervé Daudin and Philippe Alarcon declared that they will abstain from voting on the agenda for the present meeting in view of the deliberation on rectified documents approved at a meeting held in 28.11.2019, therefore prior to the effective investiture of said members. Subsequently, members Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho examined the items on the Agenda and took the following resolutions, unanimously and without reservations:

5.1         Analysis and deliberation on the amended versions of the Company's policies, regulations and documents approved by the Board of Directors on November 28, 2019:

              5.1.1 Considering that in a meeting held on 11.28.2019, the members of the Board of Directors, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho approved the versions presented by the Administration of the following documents (a) Trading Policy of Securities Issued by the Company; (b) Appointment and Compensation Policy for the Members of the Board of Directors, their Advisory Committees, Statutory Board and Fiscal Council, (c) Corporate Risk Management Policy; (d) Related Party Transaction Policy; (e) Internal Regulations of the Board of Directors; (f) Internal Regulations of the Audit Committee; (g) Internal Rules of the Corporate Governance and Sustainability Committee; (h) Internal Rules of the Financial Committee; (i) Internal Rules of the Human Resources and Compensation Committee; (j) the Code of Ethics and the Policy of Consequences and Disciplinary Measures attached thereto; and (k) Innovation and Digital Transformation Committee, whose terms were subject to the formal approval by B3 of the Company's migration to the Novo Mercado;

              5.1.2 Considering that B3 made requirements and recommendations in the wording of some articles provided for in the approved documents as described in item 5.1.1 above, Management presented new versions of documents (a) to (k) described above to fulfil B3´s requirements and recommendations.

              5.1.3 In this sense, the continuous act of presenting the referred new versions of documents (a) to (k) to the members of the Board of Directors and based on the recommendation of the advisory committees in favor of their specific powers, Mr. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Luiz Nelson Guedes de Carvalho decided to approve the new versions of the documents of drafts (a) to (k ) presented to the Board of Directors, initialed by the presiding board and filed at the Company's headquarters, which shall be in force and disclosed under the conditione of the formal approval by B3 of the Company's migration to the Novo Mercado.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, February 6, 2020. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Voting Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 6, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.